Distillate Capital Partners, LLC

CODE OF ETHICS

June 29, 2018

53 West Jackson Boulevard, Suite 530 × Chicago, Illinois 60604 × 312.933.4293

EXHIBIT N
CODE OF ETHICS POLICY

DCP has adopted a Code of Ethics.  All supervised persons will be provided with a copy of the Code and must initially certify in writing to the Compliance Officer that they have:
• received a copy of the Code;
• read and understand all provisions of the Code;
• agreed to abide by the Code; and
• reported all account holdings as required by the Code.
On a quarterly basis they will provide certifications that they have reported all their transactions and complied with the COE.

DCP CODE OF ETHICS

Policy
Distillate Capital Partners, LLC (“DCP”) abides by highest standards of ethical conduct in all interactions with clients, vendors, associates and one another.  DCP strives to foster relationships guided by the principles of mutual openness, integrity, honesty, and trust. It is expected that all employees and associates of the organization will conduct business and personal activities in a manner that upholds these values and, with it, the fiduciary responsibility granted to us by our clients.

DCP requires all employees and associates to conduct their business and personal activities in a fashion that is not only in compliance with all federal, state, and local regulations, but also in a manner that upholds the values of a fiduciary relationship.  Breaches of trust, openness, and honesty will not be tolerated as they stand counter to the level of integrity with which DCP strives to conduct its activities.  Pursuant to this end, DCP has adopted this ethics code to outline the values that guide us in all our interactions.  This code will be reviewed annually with all employees and a signed acknowledgement will be requested, from each employee stating that they have received, reviewed, and agree to comply with every section of this Code of Ethics.

Reporting under this code extends to all employees, immediate family members, extended temporary staff and consultants with access to trading information.

Section 1 - Conflicts of Interest

As a fiduciary, employees of DCP are bound to the duty of representing themselves and our clients in all activities with care, loyalty, honor, and good faith.  Achieving this mandate is made possible only by attempting to avoid all conflicts of interest.  To enable us in this regard, employees and associates must:

•	Disclose all material facts where a conflict of interest does arise with respect to any client.
•	Never solicit gifts of any size under any circumstance.
•	Decline to accept extraordinary or extravagant gifts.

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Conflicts among Client Interests.  Conflicts of interest may arise where the firm or its Supervised Persons have reason to favor the interests of one Client over another Client (e.g. larger accounts over smaller accounts, accounts compensated by lower ticket charges to the Investment Adviser Representative (“Investment Advisory Representative”) over accounts not so compensated, accounts in which associates have made material personal investments, accounts of close friends or relatives of Supervised Persons).  DCP prohibits inappropriate favoritism of one Client over another Client that would constitute a breach of fiduciary duty.

•	Conflicts with Client Trades. DCP prohibits access persons from engaging in prohibited trading practices that may present the appearance of a conflict of interest.
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No Prohibited Transactions with Clients.  DCP prohibits supervised persons from knowingly selling to or purchasing from a client any security or other property, except as permitted by DCP’s policies and procedures.

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Beneficial Interest of Transactions Resulting from Financial Plans.  DCP prohibits all investment advisory representatives from executing transactions from a financial plan unless the representative has disclosed to the Client any compensation the representative or the firm will receive as a result of the transaction.  The client should be informed that the plan may be implemented through the broker-dealer of their choice, but if the plan is implemented through the Firm’s investment advisory representative, the broker-dealer will be the firm.

Section 2 – Protection of Nonpublic Information

The trust of our clients cannot be compromised.  In this vein, all reasonable safeguards will be used to protect the private and confidential information entrusted to us by our clients, vendors, associates and one another.  These safeguards include:

•	The mandatory use of shredding boxes for any and all materials containing personal client information which is being disposed of.
•	Drawers containing confidential information will be locked when the safeguarding of the records cannot be ensured.
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The sharing of personal information regarding clients, vendors, associates and one another with any unrelated outside source is strictly forbidden without the prior consent of the individual client or entity.

Section 3 – Personal Securities Trading

Given the sensitive nature of our investment recommendations and the crucial role that the confidentiality of these decisions play, any proprietary investment information must be systematically disseminated.  To protect against abuses of this nature,

•	You are required to complete an initial and annual holdings report for any “reportable” brokerage account
•	Prior written approval (“pre-clearance”) is required before any personal transaction in an individual security or bond can be placed.

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Statements for all personal and related family accounts containing covered securities must be provided on a quarterly basis.  Additionally, duplicate confirmations of trading activity must be provided within 30 days of the trade date and must contain the name of the institution holding the securities account, the date the account was established, securities transaction details (e.g. date, price, security, number of shares, buy v. sell, name of broker).  DCP strongly encourages all its employees to custody their private accounts at an approved broker/dealer to allow for the automation of this process.

Personal accounts managed under a DCP model, are not subject to the Personal Securities Trading Guidelines.  All trading activities resulting through the natural course of active management are subject to Portfolio Management Process reviews to ensure consistency in process and an equitable allocation of investment decisions and trading activities.

 Section 4 – IPO’s and Private Placements

To protect against the misappropriation of investment opportunity for personal gain,

•	Investments in Initial Public Offerings and Private Placements are not allowed without prior written approval.

Section 5 – Reporting of Violations

Without enforcement, a code of ethics serves little purpose.  Fostering an environment and culture within the organization that upholds the highest standards outlined within the code is the greatest deterrent to unethical behavior.   However, the potential for abuse continues to exist. Providing a mechanism for internal reporting of abuses is paramount.  Additionally, employees must feel free to report abuses of the ethics code without fear of retribution.  With this in mind:

•	Anonymous reporting of violations to the Chief Compliance Officer will be a means by which self-governance occurs.
•	Any retribution against individuals reporting violations of any section of the ethics code will not be tolerated and would stand counter to the code of ethics itself.

Section 6 – Ethics Training

Ethical conduct is learned behavior.  To ensure that each employee appreciates the level of ethical conduct that is expected of them,

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A written copy of the code of ethics will be provided to each individual upon employment and their signature on the document will signify not only their receipt of the code, but also their compliance with it.

•	An annual corporate-wide review of the code of ethics will be conducted with all employees. Their signature on the code will be required, signifying their past and future compliance with the code.

Section 7 – Recordkeeping, Review and Enforcement

To ensure compliance with the paradigm of behavior outlined in this document, reasonable methods of recordkeeping, the review of these documents and the results of the analysis, including instances of enforcement, require development.

•	Quarterly certifications under the Code are due in the first ten days of the following quarter.
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The quarterly analysis of these records, to ensure compliance, will be undertaken by the Chief Compliance Officer.  This review will entail not only checks to ensure compliance with all internal procedures regarding pre-clearance and disclosure, but also a comparison of investment decisions implemented and returns earned by affiliated accounts with those of unaffiliated accounts managed under the same guidelines.  Additionally, an analysis of trading cost for affiliated accounts will be undertaken to ensure equitable cost with unaffiliated accounts.

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Written documentation of the reviews, as well as copies of the acknowledged ethics codes, will be kept by the chief compliance officer.  Any identified violations of the code of ethics and the results of the investigation, including instances of enforcement, will be maintained in the same fashion.

•	These records will be maintained under the same standards expected of all other books and records.

Section 8 – Insider Trading

It is generally understood that the law prohibits the following:

•	trading by an insider, while in possession of material nonpublic information, or
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trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated, or

•	communicating material nonpublic information to others.

Section 9 – SEC Rule 17J-1 Investment Advisor Code of Ethics

This rule covers much of what is covered in prior sections here and in our compliance manual.  Some additional items to note are that every individual at DCP is to be considered an “access person” or someone with access to trading information.

It is considered unlawful for any employee to:

•	employ any device, scheme, or artifice to defraud any client or prospective client, or
•	make any untrue statement of material fact to any client or prospective client,

•	engage in any manipulative practice with respect to any client or prospective client.

All access persons (including immediate family members in the same household), employees and others that are designated are subject to the reporting of personal transactions and holdings as covered by the firms Compliance manual.

All records shall be maintained in accordance with Rules 204-2 under the Advisers Act.